UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February,2007

Commission File Number: 1-14842

e-SIM LTD.
(Translation of registrant’s name into English)

19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

On February 7, 2007, all actions required to be performed for the consummation of the transaction contemplated by the Asset Purchase Agreement dated September 28, 2006 by and among the registrant, SKY MobileMedia, Inc. and SKY MobileMedia (Israel) Ltd. were compelted and performed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: February 7, 2007	By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Financial Officer and Chief Operating Officer